UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COEUR MINING, INC.

(Name of Subject Company (issuer) and Filing Person (Offeror))

3.25% Convertible Senior Notes due 2028

(Title of Class of Securities)

192108 AR9

(CUSIP Number of Class of Securities)

Casey M. Nault

Senior Vice President, General Counsel and Secretary

104 S. Michigan Ave.

Suite 900

Chicago, Illinois 60603

(312) 489-5800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Andrew L. Fabens

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4000

CALCULATION OF FILING FEE

Transaction valuation*:	Amount of filing fee**:
$5,334,000	$619.81

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.25% Convertible Senior Notes due 2028 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of February 11, 2015, there was $5,334,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $5,334,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $619.81	Filing Party: Coeur Mining, Inc.
Form or Registration No.: Schedule TO-I (File No. 005-33449)	Date Filed: February 12, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Coeur Mining, Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on February 12, 2015, containing the Company’s Put Right Purchase Offer to holders (“Holders”) of the Company’s 3.25% Convertible Senior Notes due 2028 (the “Notes”), dated February 12, 2015 (as amended or supplemented from time to time, the “Put Right Purchase Offer”). A copy of the Put Right Purchase Offer was previously filed as Exhibit (a)(1) to Schedule TO and disseminated to the Holders.

This Amendment is being filed to correct a typographical error on pages 4 and 6 of the Put Right Purchase Offer regarding the amount of consideration that a Holder would have received if such Holder had elected to convert its Notes on January 9, 2015.

The information in the Put Right Purchase Offer previously filed with the Schedule TO is hereby amended and supplemented by the Supplement to the Put Right Purchase Offer, dated February 13, 2015, attached hereto as Exhibit (a)(2). All references herein to page numbers in the Put Right Purchase Offer refer to page numbers in the Put Right Purchase Offer as it was filed with the SEC via EDGAR with the Schedule TO on February 12, 2015.

Item 12. Exhibits.

(a)(1)	Put Right Purchase Offer to Holders of 3.25% Convertible Senior Notes due 2028, dated February 12, 2015.+

(a)(2)	Supplement to the Put Right Purchase Offer to Holders of 3.25% Convertible Senior Notes due 2028, dated February 13, 2015.*

(b)	Not applicable.

(d)(1)	Indenture dated as of March 18, 2008, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (SEC file number 001-08641) dated March 20, 2008).

(d)(2)	First Supplemental Indenture dated as of March 18, 2008, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), relating to the Company’s 3.25% Convertible Senior Notes due 2028 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (SEC file number 001-08641) dated March 20, 2008).

(g)	Not applicable.

(h)	Not applicable.

+	Previously filed as an exhibit to the Schedule TO
*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, as amended, is true, complete and correct.

COEUR MINING, INC.

Date: February 13, 2015	By:	/s/ Peter C. Mitchell
		Name:	Peter C. Mitchell
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)	Put Right Purchase Offer to Holders of 3.25% Convertible Senior Notes due 2028, dated February 12, 2015.+

(a)(2)	Supplement to the Put Right Purchase Offer to Holders of 3.25% Convertible Senior Notes due 2028, dated February 13, 2015.*

(b)	Not applicable.

(d)(1)	Indenture dated as of March 18, 2008, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (SEC file number 001-08641) dated March 20, 2008).

(d)(2)	First Supplemental Indenture dated as of March 18, 2008, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), relating to the Company’s 3.25% Convertible Senior Notes due 2028 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (SEC file number 001-08641) dated March 20, 2008).

(g)	Not applicable.

(h)	Not applicable.

+	Previously filed as an exhibit to the Schedule TO
*	Filed herewith